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                                                   Commission File No. 333-33600

Filed By: Equity Office Properties Trust pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cornerstone Properties Inc.

SET FORTH BELOW IS A PRESS RELEASE ISSUED BY EQUITY OFFICE PROPERTIES TRUST ON JUNE 14, 2000 RELATING TO THE PROPOSED BUSINESS COMBINATION OF EQUITY OFFICE PROPERTIES TRUST AND CORNERSTONE PROPERTIES INC.


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 EQUITY OFFICE ISSUES REMINDER OF DEADLINE FOR RECEIPT OF FORMS OF ELECTION AND
                      CORNERSTONE COMMON STOCK CERTIFICATES


            CHICAGO, June 14 (Bloomberg) - Equity Office Properties Trust (NYSE:EOP), responding to a number of questions received from stockholders of Cornerstone Properties Inc. (NYSE:CPP), today reminded Cornerstone stockholders desiring to make cash/share elections in the proposed merger of Cornerstone with and into Equity Office that properly completed Forms of Election, together with the stockholder's Cornerstone common stock certificates, must by received by EquiServe LP, the Exchange Agent, by 5:00 p.m., Eastern Time, on Thursday, June 15, 2000. Under the terms of the Merger Agreement, Cornerstone common stockholders may elect to receive for each share of Cornerstone common stock, either (a) 0.7009 of an Equity Office common share, with cash paid instead of fractional shares or (b) the right to receive $18.00 per share, in cash, without interest, subject to proration.

            Since Part IV-Guarantee of Delivery of the Form of Election provides for a guaranteed delivery deadline for the certificates for shares of Cornerstone common stock of later than 5:00 p.m., Eastern Time, on June 15, 2000, there is no "protect period." Accordingly, any purchases of Cornerstone common stock on June 13 through June 15, 2000 must provide for early settlement in order to allow the buyer to receive and then deliver the Cornerstone common stock certificates, together with the Form of Election, to EquiServe LP by the 5:00 p.m., Eastern Time, June 15, 2000 deadline.

            Investors should read the joint proxy statement/prospectus regarding the proposed merger with Cornerstone Properties Inc. because it contains important information. Investors may obtain a free copy of the joint proxy statement/prospectus from the SEC website at www.sec.gov . The joint proxy statement/prospectus may also be obtained for free by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606, Attn: Trust Secretary, telephone: (312) 466-3300.


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